Exhibit 99.1

Invitation

to the Extraordinary Shareholders’ Meeting

of LION bioscience Aktiengesellschaft

headquartered in Heidelberg

WKN: 504350

ISIN: DE0005043509

We hereby invite all shareholders to the

Extraordinary Shareholders’ Meeting

of LION bioscience AG on March 24, 2005 at 10:00 a.m. CET

Venue: Rudolf-Wild-Halle, Schulstrasse 6, 69214 Eppelheim

Agenda

1.	Resolution to approve the company’s strategic restructuring

Management Board and Supervisory Board propose to approve the strategic restructuring of LION bioscience AG described in the following.

LION bioscience AG and its subsidiaries will in the future combine all bioinformatics activities, including the core SRS product. All other operating activities of LION bioscience AG and its subsidiaries and sub-subsidiaries, particularly in the area of cheminformatics, will be discontinued or sold with the exception of the exploitation of various patents acquired by the company in a corporate purchase, which it will now license out for a fee. Bioinformatics operations, including the core SRS product, will be combined with LION bioscience Ltd., UK, which up to now has been responsible for research activities of the LION bioscience Group. In doing so, the operating activities of the bioinformatics unit, including the core SRS product, may be transferred to existing or new subsidiaries of LION bioscience Ltd., UK, based in Cambridge, or to a subsidiary to be founded by LION bioscience, Inc., USA, and subsequently transferred to LION bioscience Ltd., UK.

Within the scope of concentrating the operating activities of the bioinformatics unit, including the core SRS product, at LION bioscience Ltd., UK, LION bioscience AG may establish an interim holding company in accordance with German or UK law or another suitable legal system for the purpose of holding all shares in LION bioscience Ltd., UK.

Furthermore, after transferring all bioinformatics operations, including the core SRS product, to LION bioscience Ltd., UK, LION bioscience AG may sell its majority shareholding in the interim holding company to be established or in LION bioscience Ltd., UK to a third party, particularly in connection with a management buyout by top bioinformatics management members, consisting of Dr. Thure Etzold and his team. When selling its majority shareholding, LION bioscience AG shall in the interests of its shareholders ensure by means of suitable agreements that LION bioscience AG will participate to an appropriate extent in any future added value of the bioinformatics company.

Upon approval by the Supervisory Board, the Management Board shall be authorized to implement the measures required for carrying out the strategic restructuring of LION bioscience AG, in particular in the scope described above, and to undertake all necessary legal transactions. This authorization shall be valid until the company’s next Annual Shareholders’ Meeting.

The concept of strategically restructuring LION bioscience AG, which involves the planned transfer of all bioinformatics operations, including the core SRS product, to LION bioscience Ltd., UK, is explained in detail and justified in an extensive Management Board report.

2.	Resolution to authorize the company to purchase its own shares

Section 71 (1) No. 8 of the German Stock Corporation Act (“AktG”) offers joint stock corporations the possibility of purchasing shares in their own companies upon authorization by the General Shareholders’ Meeting up to a total of 10% of the company’s capital stock. Many publicly-traded companies make use of this flexible instrument. In the interests of the company and its shareholders, LION bioscience AG would also like to take advantage of this possibility. The authorization to purchase shares is limited to a period of 18 months.

Management Board and Supervisory Board propose the following resolutions:

a)	Pursuant to Section 71 (1) No. 8 of the German Stock Corporation Act, the company shall be authorized to purchase shares in the company up to a total of 10% of the company’s current capital stock by September 23, 2006. Such authorization may by used in whole or in part – in this case several times – for one or more purposes. The authorization may not be used by the company to trade in its own shares. The shares may be purchased via the stock exchange or by means of a public tender addressed to all company shareholders.

(1)	Should the shares be purchased via the stock exchange, the consideration paid for the shares by the company (excluding transaction costs) may not exceed or fall below 10% of the price for company shares quoted in the opening auction on the trading day in the Xetra trading system (or a similar successor system) on the Frankfurt Stock Exchange.

(2)	Should the shares be purchased by submitting a public tender to all company shareholders, the purchase price offered or the upper/lower limits of the price spread offered per share (excluding transaction costs) may not exceed or fall below 15 % of the average closing price quoted in the Xetra trading system (or a similar successor system) on the Frankfurt Stock Exchange for company shares on the second to fourth trading days prior to the date of publication of the offer. Should the number of shares subscribed exceed the volume of the offer, the shares shall be allocated according to subscription ratio. Provisions may be made to allocate smaller blocks of up to 100 shares to each shareholder.

b)	Upon approval by the Supervisory Board, the Management Board shall be authorized to resell the company’s own shares purchased via the stock market or via a public offering to all shareholders.

c)	Upon approval by the Supervisory Board, the Management Board shall be authorized to offer company shares acquired on the basis of the aforementioned authorization to third parties within the scope of corporate mergers or when acquiring companies or shareholdings in companies.

d)	Upon approval by the Supervisory Board, the Management Board shall be authorized to retire company shares acquired on the basis of the aforementioned authorization. Such share retirement shall not require an additional resolution of the General Meeting of Shareholders. Retirement may be limited to a portion of the shares acquired. The authorization to retire shares may be used on more than one occasion.

e)	The right of shareholders to subscribe to these shares shall be precluded to the extent that such shares are used pursuant to the authorization under Lit. d) above. The authorizations under Lit. d) and e) above may be taken advantage of on one occasion or on several separate occasions. The price at which the company shares are issued to third parties pursuant to the authorization under Lit. d) above may not fall below 5 % of the price quoted in the opening auction in the Xetra trading system (or a similar successor system) on the Frankfurt Stock Exchange on the date of the binding agreement with the third party.

3.	Resolution to change the bylaws with respect to corporate purpose

Management Board and Supervisory Board are of the opinion that the company should in the future take advantage of entrepreneurial opportunities in various sectors. For this reason, it is necessary to expand the corporate purpose of the company in order to enable management to align the entrepreneurial activities of the company with the business opportunities arising in the future.

Management Board and Supervisory Board accordingly propose to resolve as follows:

Section 2 of the bylaws (heading: “Corporate Purpose”) shall be rephrased:

Section 2 of the bylaws currently reads as follows:

“1)	The corporate purpose is the analysis and interpretation of genetic information and functions in the field of biotechnology as well as the use thereof.

2)	The corporate purpose is also the development, manufacture, distribution and implementation of trade with IT products, systems and processes in the field of biotechnology as well as the provision of services in such field and, in addition, consulting in the biotechnology area of life sciences and scientific information and documentation.

3)	The company shall be authorized to execute all transactions and implement all measures that are directly or indirectly suited to promoting the corporate purpose. To this end, the company may set up branches in Germany and abroad, establish or purchase other companies of the same or similar type or acquire an interest in such companies and assume executive management thereof or limit itself to managing the shareholding. The company may spin off its operations to affiliated companies in whole or in part.”

Section 2 of the bylaws (heading: “Corporate Purpose”) shall be rephrased to read as follows:

“1)	The corporate purpose is the analysis and interpretation of genetic information and functions in the field of biotechnology as well as the use thereof.

2)	The corporate purpose is also the development, manufacture, distribution and implementation of trade with IT products, systems and processes in the field of biotechnology as well as the provision of services in such field and, in addition, consulting in the biotechnology area of life sciences and scientific information and documentation.

3)	Furthermore, the corporate purpose shall be the acquisition, holding, management and sale of shareholdings, particularly in the field of life sciences / the IT sector, i.e. minority and majority shareholdings in companies of any legal form in these fields in Germany and abroad for an unlimited period of time.

4)	Furthermore, the corporate purpose shall be the acquisition, management, sale and protection of technologies and intellectual property of the company or of third parties, particularly in the field of life sciences / the IT sector in Germany and abroad for an unlimited period of time.

5)	The company shall be entitled to provide consulting services (with the exception of legal and tax consulting or financial consulting reserved for the independent auditors) and other services for the management or employees of companies in which the company has acquired an interest as well as of other companies. The company may spin off its operations to affiliated companies in whole or in part. It may accomplish its corporate purpose directly or indirectly via companies in which it has acquired an interest. It may also limit itself to the management of shareholdings.

6)	The company shall additionally be entitled to actively participate in and manage shareholdings in operating companies and other companies in the fields specified in paras. 1 to 4 above or in similar fields, to assume the management/group management thereof, to render strategic planning and consulting services, and to take responsibility for financing as well as management of the financial resources of a group.

7)	Finally, the company shall be authorized to execute all transactions and implement all measures that are directly or indirectly suited to promoting the corporate purpose. To this end, it may also establish branches in Germany and abroad.”

4.	Resolution to make additional changes in the bylaws

Along with expansion of the corporate purpose, it is necessary to additionally reduce the company’s costs. It has emerged that due to the extensive personnel cuts, it is no longer necessary to have two management board members running the company. In the opinion of management, the company can be run in an orderly fashion by one or – in the event of specific need only – more Management Board members.

Management Board and Supervisory Board accordingly propose to resolve as follows:

a)	Section 6 (1) Sentence 1 of the bylaws shall be rephrased.

Section 6 (1) of the bylaws currently reads as follows:

“The company’s Management Board shall be made up of two or more persons.”

Section 6 (1) Sentence 1 of the bylaws shall be rephrased to read as follows:

“The company’s Management Board shall be made up of one or more persons.”

b)	Section 7 (1) of the bylaws shall be rephrased.

Section 7 (1) of the bylaws currently reads as follows:

“1)	The company shall be legally represented by two Management Board members or by one Management Board member in conjunction with one authorized signatory. The Supervisory Board may grant sole power of representation to members of the Management Board and may also exempt them from the prohibitions against concluding legal transactions on behalf of the company and as a representative of a third party at the same time.

Section	7 (1) of the bylaws shall be rephrased to read as follows:

“1)	The company shall be legally represented by one or more Management Board members. If the company has one Management Board member, the company shall be legally represented by one Management Board member. If the company has two more Management Board members, the company shall be legally represented by two Management Board members or by one Management Board member in conjunction with one authorized signatory. The Supervisory Board may grant sole power of representation to members of the Management Board and may also exempt them from the prohibitions against concluding legal transactions on behalf of the company and as a representative of a third party at the same time.

c)	Section 14 of the bylaws (heading: “Appropriation of Profits”) shall be rephrased:

Section 14 of the bylaws currently reads:

“The General Shareholders’ Meeting shall resolve on the appropriation of profits. In doing so, it shall be bound to the approved financial statements.”

Section 14 of the bylaws (heading: “Profit Appropriation”) shall be rephrased to read as follows:

“The General Shareholders’ Meeting shall resolve on the appropriation of profits. In doing so, it shall be bound to the approved financial statements. The General Shareholders’ Meeting may resolve an appropriation of profits by way of distribution in kind in lieu of cash distribution.”

Reports to the General Shareholders’ Meeting

Report of the Management Board to the Extraordinary Shareholders’ Meeting on the resolution concerning the strategic restructuring of the company under Subsection 1 above

I. Preliminary remarks

LION bioscience AG has promised its shareholders a sustained increase in value. To this end, Management Board and Supervisory Board of Lion bioscience AG began a strategic restructuring of the company, informing the public thereof in an ad hoc announcement on November 18, 2004.

The goal of the restructuring is to lead LION bioscience AG to sustained profitability. This means that the losses must be halted and the business should focus exclusively on promising activities and sectors.

To ensure this, it has been necessary to plan a fundamental restructuring, the conceptual formation of which is nearly concluded. This concept takes into consideration various options for action and the relevant terms of reference, and is to be made accessible to the shareholders of LION bioscience AG by means of this report. Among other things, the concept provides for either closing down business units that have been unprofitable to date or subjecting them to comprehensive rehabilitation. The current complexity of LION bioscience AG and the related costs are also to be drastically reduced. Thus the restructuring will have to consider questions of location and the restructuring of all business processes. In this context, the public was already informed in an ad hoc announcement dated November 15, 2004 that LION bioscience AG planned to cancel its NASDAQ listing to save the high costs associated with the listing. In addition, Management Board and Supervisory Board of LION bioscience AG are in agreement that the operating business and the financing of the operating business should be separated in the future. This means that decisions on operating vs. strategic financing will be able to be made independently of each other, and that the business of the company will be able to be in one and/or the other area. It should be possible to finance the operating business and the strategic shareholdings independently of one another, driven exclusively by shareholder value aspects. This entails being able to leave the operating management of business units to such units.

Analyses carried out in this context have convinced Management Board and Supervisory Board of LION bioscience AG to discontinue financing of the cheminformatics activities as a product line. In the field of bioinformatics, the concept is currently being pursued of focusing this business, including the core SRS product, at the site in Cambridge, UK, and opening it to external investor financing as an independent unit.

After fully implementing the strategic restructuring of LION bioscience AG, this company will be able to act as a holding company for the existing business units in addition to carrying out any new strategic investments, similar to a private equity company. This will necessitate an addendum to the bylaws of LION bioscience AG, which is to be presented to the shareholders for approval at the Extraordinary Shareholders’ Meeting on March 24, 2005. Management Board and Supervisory Board of LION bioscience AG would also like to inform the shareholders of all aspects of LION bioscience AG’s strategic restructuring concept and to request approval of such concept at the Extraordinary Shareholders’ Meeting.

II. Initial position

1. LION bioscience AG as software company in the field of bioinformatics and cheminformatics

After deciding in 2002 to divest itself of its drug discovery business, LION bioscience AG positioned itself strategically as a provider of individual components and an interdisciplinary provider of solutions for pharmaceutical research and development processes. In doing so, the company added – along with cheminformatics and preclinical informatics – fields directly downstream from bioinformatics in the research and development chain.

There are dozens of companies in the fields mentioned above that offer products and services for life sciences. Added to this are applications in the realm of science. On the integration side, pharmaceutical companies tend to undertake the networking of scientific software themselves.

These markets have also suffered greatly from the overall economic situation of recent years. Many companies no longer exist or have been swallowed up by other, larger organizations. The number of new businesses has remained relatively low.

In the process, it has emerged that those companies that registered growth had positioned themselves as product suppliers and had at least one product able to establish itself as the standard in a particular area. Such companies include Ingenuity in the US and Inpharmatica in the UK in the field of bioinformatics and Accelrys and MDL, both in the US, in the field of cheminformatics. No company has managed to establish itself as an interdisciplinary supplier.

LION bioscience AG’s SRS product is the most widespread product of its kind in the bioinformatics industry. Although substantial efforts have been made to expand the product line into the field of cheminformatics, LION bioscience AG is clearly regarded by the industry as a bioinformatics company.

Recent trends show that pharmaceutical companies are beginning to purchase integration and adaptation services for a single standard product. Given that SRS is an integration application per se, it is not surprising that demand for these types of product and service expansions is increasing in the SRS area at LION bioscience AG. However, this is not driven by the strategic positioning of the company, but by customer desires to strengthen SRS as a fixed part of their in-house platforms.

In light of this knowledge, which has only emerged in recent years, it would appear to be risky to adhere to an interdisciplinary strategy. Therefore, we have been implementing measures aimed at focusing the product line for some time now. The final step in line with this strategy is to be implemented now: The company’s product line is to be concentrated on SRS, and all other activities and products are to be sold. From the perspective of Management Board and Supervisory Board, this will ensure that future growth will be concentrated around a strong core product and the company will not have to cross-sell its products, a strategy that is rewarded by the market neither at LION bioscience AG nor at other suppliers.

2. Business units and foreign activities

In recent years, LION bioscience AG has attempted to establish itself strategically in research and development in the areas of biology, chemistry and ADME/tox, specifically in the fields of data integration, applications and decision support. This led to SRS, LION Target Engine™, and Lead Navigator™ being developed and offered on the market. In addition, various software companies were acquired that maintain complementary products. LION Target Engine™ was intended to cover the area of biological applications. NetGenics was taken over to better be able to address data integration in cheminformatics. Trega biosciences was purchased in order to establish the company in the area of ADME/tox applications. A partnership was concluded with DeltaSoft in order to gain a foothold in the area of cheminformatics/applications. The cooperation with Bayer led to a product – Lead Navigator™– that represents an important and new type of application in cheminformatics.

With the exception of LeadNavigator™, which has not been actively marketed to date, none of these products has been able to evolve into a standard. The products in fact exhibited major deficiencies.

After the restructuring, only the bioinformatics business, with its core SRS product, will remain in the LION bioscience AG concern. SRS has evolved into the global standard for data integration in the biological sciences. In addition, SRS is gaining appreciably in significance and in market shares in the area of biological applications, and LION bioscience AG employee competence in bioinformatics is increasingly requested for SRS-related integration and services.

The successful cooperation with Bayer in the area of cheminformatics will be continued in the future, and it is also planned to integrate the new applications in LeadNavigator™. However, LION bioscience AG does not necessarily plan to transact business involving this product directly, but to possibly delegate this activity to suitable development, manufacturing, marketing and distribution partners.

3. Subsidiaries of LION bioscience AG

LION bioscience AG, based in Heidelberg, currently holds four wholly-owned subsidiaries either directly or indirectly: LION bioscience Ltd. in Cambridge, UK; NetGenics Ltd. in Cambridge, UK (non-operating, currently in dissolution); LION bioscience Inc. in Cambridge, Massachusetts; and LION bioscience Research Inc. in Cambridge, Massachusetts (non-operating). LION bioscience Ltd. focuses on the development of the core SRS product. LION bioscience Inc. serves as a distribution location in the United States.

III. Concept for the strategic restructuring of LION bioscience AG

1.	Expanding business activities to include the acquisition, holding and sale of shareholdings as well as intellectual property and industrial property rights, combining current operating activities with bioinformatics, merging these activities into a single company and, possibly, selling the controlling interest in such company.

The business model upon which the company has been based to date must be rethought and modified in light of the situation described above and the development of the life science IT markets on the one hand, and the decision of Management Board and Supervisory Board to restructure the company to focus consistently on customer benefit, profitability and shareholder value on the other. The fact remains that of the current product line, only bioinformatics offers prospects for success. Unfortunately, it has emerged that the considerable efforts made in the past to occupy new business fields by purchasing operating companies and convincing customers of the advantages of integration and synergy were made in vain, given that customers addressed the topic of integration individually, finding their own integration solutions.

Given this constellation, Management Board and Supervisory Board plan on two essential measures to achieve the primary goals of customer benefit, profitability and lasting improvement of shareholder value. First, the operating product program is to be drastically reduced, focusing on the one promising business line of bioinformatics, with its core SRS product. Second, the corporate purpose of the company is to be expanded to enable the acquisition, holding and sale of strategic shareholdings as well as intellectual property and industrial property rights, particularly in the field of life sciences and the IT sector in addition to the bioinformatics business. In order to reach this objective, responsibility for the operating business is to be placed with the shareholdings themselves to a greater extent. Responsibility for the selection of shareholdings is to lie with the company’s Management Board.

With respect to possible new shareholdings, this means that the primary focus will have to be placed on the performance to be expected from the shareholding. A similar principle is to be established for the bioinformatics business by disincorporating bioinformatics as an independent company; LION bioscience AG would then only have a minority interest in the bioinformatics business. The Management Board of LION bioscience AG is currently reviewing various options, one of which is that the management team of the bioinformatics unit led by Dr. Thure Etzold could assume the controlling interest in the new company in which the bioinformatics business is combined. The operating bioinformatics business could be run directly and independently from the company in which the bioinformatics business is combined. LION bioscience AG could afford the start-up financing of the company in which the bioinformatics business is combined and would in return secure a reasonable share of the future added value in such company, if applicable.

No further investments are planned at present.

2. Determining factors

a) Unsuitable corporate structure for an operating business

The company has shrunk gradually due to the ongoing restructuring measures carried out in recent years. In the last fiscal year alone, the number of employees fell from 337 to 177 people. The resulting adjustments to the organizational structure and the staffing of the Heidelberg headquarters were generally carried out along with these measures. However, the working organizational structure to date involves certain minimum staffing levels that cannot simply be reduced without leading to lasting damage to quality. On the other hand, the business units must be able to generate the expenses incurred by headquarters, which according to current business forecasts is no longer possible. Without organic restructuring, the company runs the risk of falling below the critical threshold for the operating business. Preventing this is the reason for switching from a functional organizational structure to independent, entrepreneurially-run companies with full responsibility for the business results. In the case of bioinformatics, with its core SRS product, this step could be carried out by combining operating activities with those of LION bioscience Ltd., a wholly-owned subsidiary based in Cambridge, UK.

b) Halting the sustained losses of LION bioscience AG’s operating business

LION bioscience AG has been operating at a loss in recent years. These losses resulted from massive investments in the company’s own software products and the global distribution of these products as well as a deficient sales trend with regard to the company’s range of products. The overheated bioinformatics market of 1998–2000 was followed by a massive recession, which was another factor leading to stagnating and even shrinking sales. The constant shrinkage process (also described in a) above) led to additional complexities, which were not adjusted to the sales situation and thus led to yet more losses. Management Board and Supervisory Board have decided that this loss situation is to be halted immediately. Since all of LION bioscience AG’s operating businesses have been operating at a loss to date, these businesses were reviewed for viability. Accordingly, some of the business plans/products have already been abandoned. The business line of bioinformatics, with its core SRS product, is to be combined into an independently operating company in order to preserve all business opportunities. Management Board and Supervisory Board are of the opinion that this will allow for taking optimum advantage of any opportunities in this field. The risks incurred by LION bioscience AG are limited and calculable, since the performance and profitability goals have been explicitly defined and are clearly measurable. This is an absolute prerequisite for future planning and security with respect to the profitability of LION bioscience AG. The organizational separation of financing activities (holding company) and the operating business (shareholding) will enable maximum transparency and calculability. This step will also make it easier to sell (in part) to an external investor.

c) Opportunities for LION bioscience AG to expand its business activities

After the strategic restructuring, LION bioscience AG will have cash resources of approx. € 25 million at its disposal. In addition to the expansion of the corporate purpose to include the acquisition, holding, management and sale of shareholdings to be resolved by the Extraordinary Shareholders’ Meeting, Management Board and Supervisory Board are planning to invest in promising companies with excellent growth prospects as well as in intellectual property and industrial property rights, particularly in the area of life sciences/IT sector, thus gradually increasing the value of LION bioscience AG. It can still be decided for each particular case whether a business unit should be managed as a pure shareholding or with a greater or lesser degree of operational support from the holding company.

d) Increase in value of LION bioscience AG

In the future, LION bioscience AG intends to increase its value by investing in promising companies as well as in intellectual property and industrial property rights in the life sciences/IT sector. For this reason alone, it is necessary to immediately halt the current value erosion of the company. Failure to do so would mean that no resources would be available for investment. The strategic restructuring of the company is therefore an absolute necessity.

e) Increased competitiveness of the new operating company

In the opinion of Management Board and Supervisory Board, LION bioscience Ltd. (UK) would have markedly better chances on the market as an independently operating company following the bundling of the operating activities in bioinformatics than it does in its present form as a business unit of LION bioscience AG. First of all, such a company would operate with a significantly improved cost basis given its much leaner and more efficient structure after being freed of all overhead costs and exchange listing costs. In addition, this company would in the future be more independent of the orientation of LION bioscience AG, which could lead to greater entrepreneurial flexibility and customer focus. Not least, the then independent company would for the first time be able to open itself to external investors and entrepreneurial forces, would could lead, for instance to a greatly increased and above all direct involvement of top management in the area of bioinformatics. The software business in general and the very small, but global bioinformatics market in particular is driven largely by key personnel and a small number of standard products. SRS and the management team led by Dr. Thure Etzold represent such key elements. It is important to build upon this principle and to implement it in the form of possible shareholdings, which the strategic restructuring would make possible.

3. Alternatives to restructuring

a) Liquidation of the operating business

The Management Board of LION bioscience AG has reviewed alternatives to the strategic restructuring. The option of completely liquidating the operating business was also reviewed. The Management Board has reached the conviction that this option would result in greater damage to LION bioscience AG than if the option of creating an independently run company were carried out. The Management Board believes in the potential of the bioinformatics division, though it is also convinced that this potential can best be taken advantage of in an independent company. The risks involved in discontinuing the business unit are not inconsiderable. For example, extensive obligations exist vis-à-vis customers; this would lead to subsequent costs that are complex and difficult to establish (e.g. support obligations). Staff cutbacks could also result in high restructuring costs due to severance payments.

b) Rehabilitation as a business unit of LION bioscience AG

The possibility of rehabilitating the bioinformatics unit within the structures existing at present has been ruled out for several reasons. In its current form, the operating business alone is hardly able to bear the costs of LION bioscience AG plus the costs of listing the company on the stock exchange. In addition, experience has shown that rehabilitation efforts within the existing functional organizational form have not been successful in the past.

c) Sale of the operating business

Management Board and Supervisory Board of LION bioscience AG have also reviewed the possibility of selling the bioinformatics business, which has up to now been deficient on the whole. However, the reviews were negative based on the current form, which would make it very difficult to sell this business unit. The proposed solution of an independent company would not preclude a later sale. Management Board and Supervisory Board are currently in negotiations with top management of the unit in order to evaluate the possibility of selling to Dr. Thure Etzold and his management team in the form of a management buyout (MBO). In such case, LION bioscience AG would in the interests of its shareholders ensure by means of suitable agreements that LION bioscience AG will participate to an appropriate extent in any future added value.

4. LION bioscience AG following the strategic restructuring

a) Holding company

Following the strategic restructuring of LION bioscience AG, this company will consist of an extremely lean, non-operating holding company and subsidiaries or shareholdings. The holding company would manage its shareholdings as a financial investment. The holding company would have its own revenues in the form of any accruing interest, dividends, transaction and management fees as well as gains from disposals and the exploitation of intellectual property (IP).

b) Existing shareholdings

After completion of the strategic restructuring, LION bioscience AG would have the following direct and indirect shareholdings:

•	LION bioscience Ltd./UK (min. 39%, max. 100%)

•	BioSolveIT GmbH (approx. 15%, non-exchange-listed)

•	Dianoema S.p.A. (approx. 4%, non-exchange-listed)

•	Icoria, Inc. (approx. 1%, exchange-listed)

•	ChemNavigator.com, Inc. (approx. 15%, non-exchange-listed)

Subsidiaries

•	LION bioscience Inc., USA, wholly-owned

•	LION bioscience Research Inc., USA, wholly-owned

•	New companies to be possibly established in the US

c) Exploitation of intellectual property (“IP”)

In the future, LION bioscience AG plans to market its own IP and acquired rights for its own account. The goal is the acquisition, exploitation, sale and protection of technologies and intellectual property of the company or of third parties.

d) Investment in additional shareholdings

LION bioscience AG plans to invest in additional shareholdings in the future. Similar to a private equity company, the company could make attractive investments in promising companies with excellent growth prospects, particularly in the life sciences/IT market (cf. III No. 1 above).

5. The future operating company

The future operating company, presently LION bioscience Ltd., UK, would operate independently, fully focused and with absolute continuity in the bioinformatics market. A growth strategy would be developed and implemented for the core SRS product. From the UK location, distribution would be set up centrally with employees in the US and Germany. Support for existing and future customers would be organized to be very customer oriented, as in the past.

6. Future relationship between LION bioscience AG and the new operating company

LION bioscience AG would act as a holding company in managing the new operating company. This involves agreeing on performance and profitability targets and regularly monitoring these targets. A limited start-up financing for the company would likewise be necessary. In addition, LION bioscience AG would advise the operating company on its strategic development and assist in implementing the necessary framework conditions to enable maximum utilization of value potential.

IV. Legal implementation of the strategic restructuring of LION bioscience AG

The strategic restructuring of LION bioscience AG is to be implemented in various legal steps. First, it is planned to merge the operating bioinformatics business, with its core SRS product, into a new corporate law structure. Furthermore, the Management Board of LION bioscience AG is reviewing the option of separating LION bioscience AG from the controlling interest in the operating company, under which the current bioinformatics unit, with its core SRS product, is managed.

1. Summary of the operating activities and operating subsidiaries of LION bioscience Ltd., Cambridge, UK

a) Assets to be transferred to the company

The operating business is to be managed by LION bioscience Ltd., UK itself or by subsidiaries. The research and development activities of the LION Group have already been bundled in LION bioscience Ltd., UK. In the future, all operating activities in the field of bioinformatics, including the core SRS product, are to be conducted via LION bioscience Ltd., UK, or subsidiaries of LION bioscience Ltd., UK. It is therefore planned to transfer all assets allocated to the bioinformatics unit, with its core SRS product, to LION bioscience Ltd, UK, a future subsidiary of LION bioscience Ltd., UK or a future subsidiary of LION bioscience, Inc., USA.

The 100% shareholding of LION bioscience AG in its US subsidiary, LION bioscience, Inc., and the direct shareholding of LION bioscience AG in LION bioscience Research, Inc. – companies with which the LION bioscience Group is currently operating its US business – will presumably remain with LION bioscience AG. It is planned, however, to transfer all assets of these companies that are allocated to the bioinformatics unit, with its core SRS product, to LION bioscience Ltd, UK or a subsidiary yet to be founded by LION bioscience Ltd., UK for such purpose or to a subsidiary to be founded by LION bioscience, Inc., USA and later transferred to LION bioscience Ltd., UK.

Transfer of the bioinformatics unit will also involve the transfer of nearly all staff still employed by LION bioscience AG and LION bioscience, Inc. to LION bioscience Ltd., UK or one of the new subsidiaries to be founded or acquired by LION bioscience Ltd., UK.

b) Legal transfer methods

In connection with the transfer of the bioinformatics activities to LION bioscience Ltd., UK, the management is currently reviewing – with the assistance of its legal and tax advisors – whether the new formation of an interim holding company in the form of a public limited company under UK law, in which all shareholdings and activities of the bioinformatics unit would be combined, would represent an appropriate structural measure. In the event such an interim holding company were to be established, LION bioscience AG would initially transfer its entire stake in LION bioscience Ltd., UK to such interim holding company.

Irrespective of the establishment of the interim holding company, the essential agreements for transfer of the assets concerned will be concluded with LION bioscience Ltd., UK and, if applicable, with its subsidiaries. The final structure of such transfer agreements will depend on the respective legal and tax particularities of the legal system concerned in each case. After careful review by the legal and tax advisors involved, Management Board and Supervisory Board will decide whether the transfer agreements in question should be governed by German, UK or US law or the law of another legal system involved.

This applies in particular to transfer of all shares in LION bioscience Ltd., UK as well as the industrial property rights, license agreements, technical facilities and available expertise affected by the transfer of the bioinformatics unit.

Thus a decision must still be made by Management Board and Supervisory Board on the details of how to structure the legal transfer of the bioinformatics activities to LION bioscience Ltd., UK and to its possible subsidiaries as well as the related functions, employees and assets.

2. Divestment from controlling interest in the new operating company

a)	Sale of controlling interest

Management Board and Supervisory Board of LION bioscience AG are reviewing whether LION bioscience AG should divest itself of the bioinformatics activities, including the core SRS product, to be bundled in LION bioscience Ltd., UK in the future. Divestment could be achieved by selling the controlling interest in LION bioscience Ltd., UK or the possible holding company. Members of the management team led by Dr. Thure Etzold would be possible buyers of the controlling interest to be sold.

After careful review of the legal and tax requirements by legal and tax consultants, any sale of the controlling interest in LION bioscience Ltd., UK or the interim holding company would be structured in accordance with the consultants’ findings.

b) Future controlling interest of top management

Management Board and Supervisory Board are considering enabling members of top management, in particular a team led by Dr. Thure Etzold, to acquire a controlling interest in LION bioscience Ltd., UK or the interim holding company. The details of the resulting sale of the controlling interest in the bioinformatics activities to top management members that such acquisition would involve have not yet been negotiated or decided. The essential components of such a transaction will be reviewed carefully by Management Board and Supervisory Board with the assistance of legal and tax advisors. The basic conditions of such a controlling interest of top management in LION bioscience Ltd., UK would be negotiated based on the results of such review.

Management Board and Supervisory Board are of the opinion that it must be ensured that LION bioscience AG would participate appropriately in any future increase in value of the LION bioscience Ltd., UK shareholding in the event top management takes a controlling interest in the company. In such case, a shareholders’ agreement defining and guaranteeing the rights to LION bioscience AG should be concluded between LION bioscience AG and the future majority shareholder(s).

3. Amendment of the bylaws of LION bioscience AG

The strategic restructuring of the company will also necessitate expanding the corporate purpose of the company. The company should be put in a position to expand its business operations into further promising areas in addition to the activities undertaken either directly or indirectly by the company to date. The company’s future corporate purpose should enable the company to invest in promising companies with excellent growth prospects as well as in intellectual property and industrial property rights, particularly in the life sciences/IT sector. Along with the invitation to the Extraordinary Shareholders’ Meeting, Management Board and Supervisory Board propose to rephrase the corporate purpose of LION bioscience AG.

V. Effects of divestment from the current operating business of the operating subsidiaries

The figures portrayed in the report are management estimates. This means that these are not official pro forma figures.

1. Effects on group accounting

The following depicts a simulated, hypothetical breakdown of the consolidated balance sheet and consolidated statement of operations as of December 31, 2004. This is intended to simulate the effects on the financial statements as if the strategic restructuring had already been carried out as of December 31, 2004.

Balance Sheet in EUR million

December 12, 2004 (hypothetical, assuming new structure)

	Group as of Dec. 12, 2004	LION bioscience AG	LION bioscience Ltd. and subsidiaries	Restructuring
Selected balance sheet items
Cash and cash equivalents (incl. marketable securities)	29.5	28.8	0.6	0.0
Property, plant and equipment (net)	2.1	0.2	0.5	1.4
Trade accounts receivable	3.3	0.3	3.0	0.0
Other assets	1.3	0.8	0.5	0.0
Trade accounts payable	(0.3)	(0.1)	0.0	(0.2)
Accrued liabilities	(3.6)	(1.1)	(0.5)	(2.0)
Deferred income (Deferred revenue)	(5.0)	(0.2)	(4.8)	0.0

LION bioscience AG is in essence left with liquid resources and marketable securities, other long-term investments and a low level of fixed assets. It is planned to sell all other items in the operating companies at carrying value, insofar as necessary. Additional parts of fixed assets have been offered for sale to third parties. The remaining balance sheet items such as receivables and trade payables or accrued liabilities were the result of previous business operations and should be closed out for the most part by March 31, 2005. The accruals posted in the “Restructuring” column involve long-term obligations of the company, which are likewise to be settled by March 31, 2005.

“Deferred income” could lead to revenue for LION bioscience AG in fiscal year 2005, since this item will presumably not be able to be transferred to another company.

Statement of Operations

in EUR million

December 12, 2004 (hypothetical, assuming new structure)

	Group as of Dec. 12, 2004	LION bioscience AG	LION bioscience Ltd. and subsidiaries	Discontinued Operations	Restructuring
Revenues	8.74	0.20	4.13	4.41	0.00
Cost of sales	4.67	0.00	0.43	4.19	0.05
Selling costs	5.14	0.00	3.22	1.32	0.60
General and administrative costs	4.01	0.73	0.33	2.27	0.68
Research and development costs	4.50	0.00	1.66	2.46	0.38
Other operating income and expenses	(0.80)	0.00	0.00	(0.80)	0.00
Total costs and expenses	17.51	0.73	5.63	9.44	1.71
EBITDA	(8.78)	(0.54)	(1.51)	(5.02)	(1.71)
Depreciation and amortization	1.30	0.03	0.28	0.99	0.00
EBIT	(10.08)	(0.57)	(1.79)	(6.01)	(1.71)
Interest income and expenses	0.68	0.68	0.01	0.00	0.00
Results from marketable securities	0.28	0.28	0.00	0.00	0.00
EBT	(9.11)	0.39	(1.78)	(6.01)	(1.71)
Tax expenses	0.15	0.00	0.15	0.00	0.00
Profit/loss for the period	(9.26)	0.39	(1.93)	(6.01)	(1.71)

LION bioscience AG generates income based on IP sales and financial performance. LION bioscience Ltd., UK, with the bundled bioinformatics activities, including the core SRS product, exhibits a clear loss in this presentation. However, the expenses include structural costs that would no longer accrue under the new structure. The “discontinued operations” column contains all operations discontinued by the LION bioscience Group to date or that will be discontinued by March 31, 2005. The “restructuring” column shows the restructuring expenses incurred in the first nine months of fiscal year 2005. Total restructuring expenses for the current fiscal year will add up to between EUR 4.0 and 5.5 million, of which approx. 10% will be due to implementation of the restructuring proposed at the Extraordinary Shareholders’ Meeting.

Based on the above figures, Lion bioscience AG would have a positive operating cash flow, meaning that LION bioscience AG would be able to meet its financial requirements from its own operating business and would not, as in the past, have to fall back on the resources already existing. Excepted from this are possible financial investments.

2. Tax effects

The tax aspects of the planned restructuring were discussed and reviewed in advance with the company’s tax advisors. The restructuring will have an effect on taxes, though the risk of incurring a tax burden has been minimized. Should the tax authorities interpret the tax situation to the detriment of the company, earnings could at most be offset against the current losses carried forward (there is, however a minimum tax rate of 10% in the US and limited use of the loss carryover option in Germany in the case of profits of more than EUR 1 million).

3. Effects on employees

The staff of 128 employees as of December 31, 2004 will be reduced to approx. 60 employees as of March 31, 2005. This staff will be distributed as follows: approx. 10 employees in Germany, approx. 10 in the US and approx. 40 in the UK. Following strategic restructuring, up to 5 employees would be employed in the holding company and approx. 55 employees in the operating bioinformatics unit. Any amendments to employment contracts could be made until March 31, 2005. The planned restructuring will have no effects on the Works Constitution, tariff agreements or workers’ rights of co-determination.

4. Effects on shareholders

The shareholders are to resolve on the expansion of the corporate purpose and a modification of the bylaws at the Extraordinary Shareholders’ Meeting.

The planned restructuring of the company will have no direct effect on the interests held by shareholders. The capital stock/number of shares issued will remain unchanged, the stock listing will remain, the shareholders’ legal rights will be untouched, and there will be no tax consequences for shareholders.

The reduction of the number of Management Board members will lead to non-fulfillment of one of the criteria set forth in the Corporate Governance Code. However, this appears necessary in the interests of reducing costs. Furthermore, the bioinformatics activities will no longer be operated directly by LION bioscience AG, but by shareholdings and will thus only be indirectly subject to shareholder resolution. The bylaws of LION bioscience AG have always provided for the possibility of such a structure.

In the opinion of the management, the advantages of the new structure clearly outweigh any possible disadvantages. The new structure will serve to avert insolvency over the medium term, which is possible in theory based on an extrapolation of historical figures.

Under the new structure, the Management Board will be better able to market the assets/fixed assets of the company and to generate value.

Report of the Management Board to the General Meeting of Shareholders on the exclusion of subscription rights specified in Item 2 of the Agenda (§ 186 (4) Sentence 2 in conjunction with § 71 (1) No. 8 of the German Stock Corporation Act).

The authorization proposed in Item 2 of the Agenda is intended to enable the Management Board – in the interests of the company and its shareholders – to acquire shares in the company up to a total of 10% of the company’s current capital stock via the stock exchange or via a public tender.

In the case of acquisition via public tender, each shareholder may decide how many shares he or she would like to offer and – if a price spread has been established – at what price. Should the number of shares offered at a fixed price exceed the maximum quantity of shares requested by the company, share allocation will be necessary. It should be possible in this context to provide for preferential allocation of small blocks of shares or parts of share blocks up to a maximum of 100 shares when determining allocation ratios in order to avoid uneven amounts and remainders and to facilitate technical processing.

The shares in the company acquired by the company itself may be resold via the stock exchange or via a public offering to all shareholders. The resale option ensures the shareholders’ right to equal treatment upon reissue of the shares.

In addition, pursuant to the provisions of § 186 of the German Stock Corporation Act, the company may sell the company shares acquired off-exchange as well, without addressing a public tender to all shareholders pursuant to § 71 (1) No. 8 of the Stock Corporation Act, subject to the limitations imposed by the subscription rights of the shareholders.

The sale of company shares after acquiring such shares should in all of the following cases be possible to the exclusion of the shareholders’ subscription rights.

The authorization gives the company the possibility of disposing of its own shares in order to enable it to offer them as consideration within the scope of corporate mergers or when acquiring companies or shareholdings in companies. International competition and the globalization of the economy increasingly demand this form of acquisition financing. The authorization proposed is intended to give the company the leeway necessary to be able to take advantage of opportunities arising for the acquisition of companies or shareholdings quickly and flexibly. This takes into account the proposed exclusion of subscription rights. The Management Board will ensure that shareholder interests are granted adequate consideration when determining pricing ratios. When calculating the value of the shares offered as consideration, the Management Board will as a rule base its determination on the exchange price of LION bioscience shares. However, a schematic link to share price is not planned, in particular to avoid losing any negotiating ground gained due to fluctuations in share price. LION bioscience AG also has access to subscribed capital for the acquisition of companies or shareholdings. The decision on the type of share acquisition for financing such transactions will be made by the Management Board subject to approval by the Supervisory Board, whereby the determining factor will be solely the interests of the shareholders and the company.

The company is to be able to call in its own shares without a new resolution by the General Shareholders’ Meeting.

The Management Board will inform the next Annual Shareholders’ Meeting of the utilization of the authorization.

Right to attend the Extraordinary Shareholders’ Meeting

We have a particular interest in our shareholders exercising their right to vote at the Extraordinary Shareholders’ Meeting and the right to co-manage the company.

Shareholders who deposit their shares with the company, with a German notary public or with

PR IM TURM HV-Service AG, Römerstrasse 72–74, 68259 Mannheim, fax: 0621/709907, lion@pr-im-turm.de by Thursday, March 17, 2005 at the latest during usual business hours and leave the shares at such location until the Shareholders’ Meeting will be entitled to participate in the Extraordinary Shareholders’ Meeting and exercise their voting rights.

The shares can also be deposited by having them kept in safe custody and blocked in other banks with approval of the depository agent until the end of the Shareholders’ Meeting or by depositing the shares or keeping them in safe custody at the company, where they are to remain blocked until the end of the Shareholders’ Meeting.

If the shares are deposited with a German notary public, the deposit certificate to be issued by the notary public must be submitted to the company or the depository agent by March 18, 2005.

Shareholders may also exercise their rights to vote by proxy, e.g. by way of a bank at which a custody account is maintained, a shareholders’ association or another person of the shareholders’ choice. A written power of attorney is sufficient.

As a special service, we offer our shareholders the option of being represented by an agent of the company at the Shareholders’ Meeting (proxy bound by instructions). This is explained in detail in the documents sent to shareholders along with their admission tickets.

Any counter-motions are to be addressed exclusively to:

LION bioscience AG

Mr. Peter Willinger

Waldhoferstrasse 98

69123 Heidelberg, Germany,

Fax: +49 (0) 6221 4038 552

All counter-motions received at the above address in due time will be made available to other shareholders immediately on the Internet at www.lionbioscience.com/Hauptversammlung. Any comments by management on the counter-motions will also be published on our website. Counter-motions sent to other addresses will not be considered.

The comprehensive report of the Management Board on the resolution specified in Item 1 of the Agenda concerning the strategic restructuring of the company and the report of the Supervisory Board on the exclusion of subscription rights specified in Item 2 of the Agenda are available for inspection by shareholders in our company offices, Waldhoferstrasse 98, 69123 Heidelberg, Germany, and may be viewed on the Internet at our website www.lionbioscience.com/Hauptversammlung. A copy will be distributed to each shareholder upon request.

Heidelberg, February 2005

The Management Board

LION bioscience Aktiengesellschaft

Waldhoferstr. 98

69123 Heidelberg

Phone: 0 62 21/40 38-0

Fax: 0 62 21/40 38-101

www.lionbioscience.com